FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: January 9, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English summary of Status Report of Acquisition of Treasury Stock filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

Status Report of Acquisition of Treasury Stock

Type of stock acquired: Common Stock

1.	Status of acquisition of treasury stock

(1)	Acquisition of treasury stock approved by the general meeting of shareholders

Not applicable

(2)	Acquisition of treasury stock resolved by the Board of Directors

Period for acquisition resolved by the Board of Directors		From November 28, 2008 to December 22, 2008

The maximum number of shares to be purchased during the period for acquisition		8,000,000

The number of shares purchased on	December 1, 2008	220,700
	December 2, 2008	480,000
	December 3, 2008	322,400
	December 4, 2008	900,000
	December 5, 2008	314,500
	December 8, 2008	118,900
	December 9, 2008	437,800
	December 10, 2008	434,400
	December 11, 2008	460,100
	December 12, 2008	625,500
	December 15, 2008	550,000
	December 16, 2008	642,200
	December 17, 2008	130,000
	December 18, 2008	119,400
	December 19, 2008	169,600
	December 22, 2008	115,300
The total number of shares purchased from December 1, 2008 to December 31, 2008		6,040,800

The total number of shares purchased from November 28, 2008 to December 31, 2008		6,256,000
Percentage of the total number of shares purchased to the maximum		78.2%

	The maximum price of shares to be purchased during the period for acquisition	¥38,000,000,000

The price of shares purchased on	December 1, 2008	¥1,298,096,000
	December 2, 2008	¥2,651,879,000
	December 3, 2008	¥1,785,962,000
	December 4, 2008	¥5,022,944,000
	December 5, 2008	¥1,788,733,000
	December 8, 2008	¥711,586,000
	December 9, 2008	¥2,744,166,000
	December 10, 2008	¥2,814,999,000
	December 11, 2008	¥3,030,740,000
	December 12, 2008	¥3,991,367,000
	December 15, 2008	¥3,546,576,000
	December 16, 2008	¥4,055,556,000
	December 17, 2008	¥818,818,000
	December 18, 2008	¥732,092,000
	December 19, 2008	¥1,024,010,000
	December 22, 2008	¥703,903,000
	The total price of shares purchased from December 1, 2008 to December 31, 2008	¥36,721,427,000

	The total price of shares purchased from November 28, 2008 to December 31, 2008	¥37,999,565,000
	Percentage of the total price of shares purchased to the maximum	99.9%

	2. Status of reissuance of treasury stock

	The number of shares reissued to the holders of shares that constituted less than one unit during December 1, 2008 to December 31, 2008	1,530
	The price of shares reissued to the holders of shares that constituted less than one unit during December 1, 2008 to December 31, 2008	¥9,943,402

	3. Status of holding of treasury stock

	Total number of shares issued as of December 31, 2008	191,309,290
	Total number of treasury stock as of December 31, 2008	7,778,734